Exhibit 21.1

Subsidiaries of Community Bankers Trust Corporation

Name of Subsidiary	State of Organization

BOE Statutory Trust I	Delaware

Essex Bank	Virginia

-- Essex Services, Inc.	Virginia

-- Rivers Realty, LLC	Virginia